UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cash Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

147910 10 3

(CUSIP Number)

Eric Butlein

9303 N. Valley Hill Road

Milwaukee, WI 53217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

CUSIP No: 147910 10 3

1.	Names of Reporting Persons: Eric Butlein I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 0 8. Shared Voting Power: 1,666,969 (see Note 1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,666,969 (see Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,666,969 (see Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐

13.	Percent of Class Represented by Amount in Row (11): 20.1%

14.	Type of Reporting Person (See Instructions): IN

Note 1.    As described in the response to Item 5 of this Schedule 13D, which is incorporated by reference herein, securities listed are held in the name of Ejada Limited Partnership, of which Mr. Butlein and Ms. Butlein are the General Partners; Eric & Jayne Butlein 1994 Revocable Trust, of which Mr. and Ms. Butlein serve as Trustees; Tikkun Olam Foundation, Inc., of which Mr. Butlein is President; ADA Partners, LLC, of which Mr. Butlein is President; EADA Grantor Retained Annuity Trust, of which Mr. and Ms. Butlein are Trustees; and JADA Grantor Retained Annuity Trust, of which Mr. and Ms. Butlein are Trustees.

CUSIP No: 147910 10 3

1.	Names of Reporting Persons: Jayne Butlein I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 0 8. Shared Voting Power: 1,666,969 (see Note 1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,666,969 (see Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,666,969 (see Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐

13.	Percent of Class Represented by Amount in Row (11): 20.1%

14.	Type of Reporting Person (See Instructions): IN

Note 1.    As described in the response to Item 5 of this Schedule 13D, which is incorporated by reference herein, securities listed are held in the name of Ejada Limited Partnership, of which Mr. Butlein and Ms. Butlein are the General Partners; Eric & Jayne Butlein 1994 Revocable Trust, of which Mr. and Ms. Butlein serve as Trustees; Tikkun Olam Foundation, Inc., of which Mr. Butlein is President; ADA Partners, LLC, of which Mr. Butlein is President; EADA Grantor Retained Annuity Trust, of which Mr. and Ms. Butlein are Trustees; and JADA Grantor Retained Annuity Trust, of which Mr. and Ms. Butlein are Trustees.

CUSIP No: 147910 10 3

1.	Names of Reporting Persons: Ejada Limited Partnership I.R.S. Identification Nos. of above persons (entities only): 39-1807793

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 0 8. Shared Voting Power: 1,666,969 (see Note 1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,666,969 (see Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,666,969 (see Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐

13.	Percent of Class Represented by Amount in Row (11): 20.1%

14.	Type of Reporting Person (See Instructions): PN

Note 1.    As described in the response to Item 5 of this Schedule 13D, which is incorporated by reference herein, securities listed are held in the name of Ejada Limited Partnership, of which Mr. Butlein and Ms. Butlein are the General Partners; Eric & Jayne Butlein 1994 Revocable Trust, of which Mr. and Ms. Butlein serve as Trustees; Tikkun Olam Foundation, Inc., of which Mr. Butlein is President; ADA Partners, LLC, of which Mr. Butlein is President; EADA Grantor Retained Annuity Trust, of which Mr. and Ms. Butlein are Trustees; and JADA Grantor Retained Annuity Trust, of which Mr. and Ms. Butlein are Trustees.

CUSIP No: 147910 10 3

Introduction

This statement on Schedule 13D/A-2 (the “Statement”) hereby amends the Schedule 13D filed on July 25, 2003 (the “Original 13D”) and the Schedule 13D/A-1 filed on July 25, 2003 (the “First Amendment” and together with the Original 13D, the “Prior Schedule 13D’s”) by Mr. Eric Butlein, Ms. Jayne Butlein and Ejada Limited Partnership (collectively the “Reporting Persons”), with respect to the beneficial ownership of shares of common stock, par value $.001 per share (the “Common Stock”), of Cash Technologies, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Prior Schedule 13D’s. The Items of the Prior Schedule 13D’s set forth below are hereby amended and supplemented as follows:

Item 1.    Security and Issuer

No changes.

Item 2.    Identity and Background

No changes.

Item 3.    Source and Amount of Funds or Other Consideration

See response to Item 5(a) and (b), which is incorporated herein by reference. On June 30, 2002, the Issuer issued to the Reporting Persons an aggregate of 14,787 shares of Common Stock in lieu of cash dividend payments on the Reporting Persons’ shares of Series B Preferred Stock. No additional consideration passed from the Reporting Persons to the Issuer in connection with this issuance. On September 6, 2002, the Reporting Persons exercised an aggregate of 200,000 Series D Warrants and received 200,000 shares of Common Stock upon such exercise. Contemporaneously, the Reporting Persons received an additional 75,000 Series D Warrants In addition, on October 30, 2002, the Reporting Persons purchased from the Issuer an aggregate of $250,000 of investment units (“Units”), comprised of 312,500 shares of Common Stock (“Unit Stock”) and Warrants (“Unit Warrants”) to purchase 150,000 shares of Common Stock. The funds used by the Reporting Persons in these transactions were from their personal funds.

Item 4.    Purpose of Transaction

The Reporting Persons holds all their shares of Common Stock and securities convertible into shares of Common Stock            , including the additional securities described in Item 3 of this Schedule 13D/A, for general investment purposes.

The Reporting Persons or their affiliates, may from time to time acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with their investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock. Additionally, the Reporting Persons may

from time to time sell its shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with its investment purpose. However, the Reporting Persons do not currently have plans or proposals which relate to, or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) - (b) As a result of the Reporting Persons’ transactions described in Item 3 of this Schedule 13D/A-2 and accounting for the sale by the Reporting Persons of an aggregate of 10,500 shares of Issuer’s Common Stock in December 2001, the Reporting Persons may be deemed to be the beneficial owner of 1,666,969 shares of Common Stock. Such number of shares of Common Stock constitutes approximately 20.1% of the issued and outstanding shares of Issuer’s Common Stock based on the number of shares of Issuer’s Common Stock outstanding as of October 30, 2002 and giving effect to the conversion of the convertible securities held by Reporting Persons as reported in the Prior Schedule 13D’s and herein. The Reporting Persons have the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer.

In addition to the securities described in the Prior Schedule 13D’s and in Item3 of this Schedule 13D/A-2, the Reporting Persons currently beneficially own securities of the Issuer as follows: (i) 312,500 shares of Unit Stock, held in the name of Tikkun Olam Foundation, Inc.; (ii) Unit Warrants to purchase 150,000 shares of Common Stock, held in the name of Tikkun Olam Foundation, Inc.; (iii) 14,787 shares of Common Stock issued in lieu of cash in payment of interest on shares of Series B Preferred Stock, held by Ejada, Limited Partnership.

(c)     Except as described in Item 3 and Item 5(a), the Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the past sixty days.

(d)     To the Reporting Persons’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Persons reported on herein.

(e)     Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes.

Item 7.    Material to Be Filed as Exhibits

No changes.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2003	Date: July 25, 2003	Date: July 25, 2003

/s/ Eric Butlein	/s/ Jayne Butlein	/s/ Ejada Limited Partnership
Signature	Signature	Signature

Eric Butlein	Jayne Butlein	Ejada Limited Partnership
Name	Name	Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purposed which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)